Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Janus Investment Fund

Commission File No. 002-34393

[Janus Letterhead]

December 15, 2016

Dear Valued Client,

We are writing to inform you that Janus Capital has proposed merging Janus Fund into Janus Research Fund based largely on seeking to provide a stronger investment approach for clients while streamlining the large cap offerings available to investors. The merger of these two Funds will result in one U.S. team-managed, large-cap growth fund offered by Janus Capital.

The Funds have the same investment objective of long-term growth of capital and substantially similar principal investment strategies. Each Fund focuses on a portfolio of large-cap common stocks, with the ability to invest in companies of any size. We believe the proposed merger offers a combined large-cap growth fund that may provide greater investment opportunity managed by Janus’ team of research analysts.

If approved by shareholders, the merger would take place on or about April 28, 2017. Janus’ equity research team, led by Janus’ Director of Research, Carmel Wellso, will continue to provide portfolio management to Janus Research Fund following the proposed merger. We believe merging these Funds and a team-managed portfolio management structure is beneficial to our investors by having a strong team of global investment professionals committed to delivering superior risk-adjusted returns for our clients. Ms. Wellso’s biography is below.

We thank you for the trust you put in Janus. You can be assured that our priority is on investment execution and delivering the highest level of service.

Best regards,

/s/ Enrique Chang

Enrique Chang

President, Head of Investments, Janus Capital Group

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, please call Janus at 877.33JANUS (52687) or download the file from janus.com/info. Read it carefully before you invest or send money.

Investing involves risk, including the possible loss of principal and fluctuation of value. There is no assurance the stated objective(s) will be met.

Carmel Wellso is Director of Research, a position she has held since December 2014. In this role, she leads the global equity research effort at Janus. Her responsibility is to maintain a powerful and successful investment culture by attracting and retaining strong analysts, managing global research coverage, driving independent research, and collaborating with portfolio managers and the Head of Investments. As head of the Portfolio Oversight Team for Janus’ Research strategies, Ms. Wellso helps to oversee the Janus Research strategies, which consist of the best ideas of her analyst team. Since June 2010, she has been a Co-Portfolio Manager on the Janus International Equity strategy. Ms. Wellso served as Co-Portfolio Manager of the Janus European Equity strategy from September 2010 to August 2012. Ms. Wellso has extensive, global investment experience. Prior to joining Janus as a research analyst in June 2008, she was a partner focusing on global financial services at Standard Pacific Capital. Prior to that, she served as Director of Asian Equity Sales for UBS Warburg. Ms. Wellso also served as an assistant director and Asian banking analyst with ING Barings Securities where she led consistently top-ranked financials teams. She began her investment career as a credit analyst at MHT/Chemical Bank (JP Morgan Chase) where she focused on Emerging Market sovereign exposures and financial sector lending. She received her Bachelor of Arts degree in English literature and business administration from Marquette University, her MBA from the Thunderbird School of Global Management and served for two years in the US Peace Corps in Kenya. Ms. Wellso has 22 years of financial industry experience.

Additional Information

In connection with the proposed transaction, the Acquiring Fund plans to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), and plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”), which will contain a Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) that will be mailed to shareholders of the Target Fund.

The Proxy Statement and the Registration Statement will each contain important information about the Target Fund and the Acquiring Fund (the “Funds”), the proposed transaction and related matters. Fund shareholders are urged to read the Proxy Statement and Proxy Statement/Prospectus and other documents filed with the SEC carefully and in their entirety when they become available because these documents will contain important information about the Funds, the transaction and the matters being submitted to shareholders. Shareholders should consider the investment objectives, risks, charges and expenses of the Funds carefully. The Proxy Statement/Prospectus will contain this and other important information.

The Funds and their respective trustees, officers, other members of their management may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Funds’ trustees and officers is available in their currently effective prospectuses and statements of additional information, as supplemented through the date hereof. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement and the Registration Statement when such documents become available.

This letter is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds; nor is this letter intended to solicit a proxy from any shareholder of the Funds. The solicitation of proxies will only be made pursuant to the final Proxy Statement or Proxy Statement/Prospectus. The Registration Statement has yet to be filed with the Securities and Exchange Commission (“SEC”). After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders unless and until the Registration Statement becomes effective.

Shareholders may obtain free copies of the Registration Statement and Proxy Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy Statement and Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after such documents become available by calling 1-877-335-2687 (or 1-800-525-3713 if you hold Class D Shares).